

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 5, 2015

BY E-Mail

JoAnn Strasser
Thompson Hine LLP
41 South High Street, Suite 700
Columbus, Ohio 43215

Re: USCA All Terrain Fund
        Registration Statement on Form N-2
        File No. 811-23055

Dear Ms. Strasser:

On May 6, 2015, you filed a registration statement on Form N-2 on behalf of the USCA All Terrain Fund (the "Fund"). Based on our review of the registration statement, we have the following comments.[1]

General Comments:

1. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

2. Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the registration statement.

3. Please advise us as to whether the Fund will advertise a specified distribution rate or yield.

4. Where we comment on a specific section of the registration statement, please make conforming changes in other sections of the registration statement that contain similar disclosure, as appropriate.

II. Front Cover Page:

5. To the extent applicable, please disclose in bold and in bullet format on the front cover page the following risks of investing in the Fund:

    • The Fund's shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

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[1] Capitalized terms have the same meaning as in the registration statement, unless otherwise indicated. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

- The Fund does not presently intend to make distributions.

- The Fund is not obligated to repurchase its shares and may cease making repurchase offers at any time.

Summary of Terms

6. The Fund (p. 5): The disclosure indicates that the Fund intends to make periodic tender offers of up to 25% of its shares. Please include a statement that the Fund's Board may terminate the repurchase program at any time and that shareholders cannot require the Fund to repurchase their shares.

7. Investment Objectives and Strategies (pp. 5-6, 15-20):

a. On page 5, in the first paragraph adjacent to the referenced caption, please consider explaining the meaning of the term "attractive" with respect to how the Fund's objective relates to the returns of the public equity and fixed income markets. For example, do you mean that the Fund seeks to outperform those markets?

b. Please disclose that, pending investment of the proceeds from the offering in accordance with the Fund's investment objective and policies, the Fund may invest up to 100% of its assets in cash, money market or short-term fixed-income securities.

c. The Fund's stated investment objective is to seek long-term risk-adjusted returns. However, the disclosure in the Investment Process section refers to "risk-adjusted capital appreciation." Please reconcile this inconsistency.

d. The Fund's investment strategy is confusing. Please address the following:

1. The disclosure states that the Fund will be a "fund of funds." However, the disclosure also indicates that the Sub-Advisor's will make direct investments in certain securities. Please reconcile.

2. Please describe any other investment parameters that may apply to the Fund, such as the amount of portfolio assets allocated among private and public funds; debt and equity securities; and any investment parameters relating to alternative asset classes (*e.g.,* real estate or commodities).

3. The disclosure describes a number of various types of hedge fund strategies that may be used by the Underlying Fund Managers. Please consider clarifying which of those strategies will be primarily used by the Fund to achieve its investment objectives.

e. On page 6, the disclosure indicates that the Fund may invest or trade directly in securities and financial instruments for hedging or liquidity. Please clarify the nature of such investments (*e.g.*, direct investments in commodities or commodity pools).

8. Investment Process: On page 7, the last paragraph of this section refers to information incorporated by reference. Please clarify the type and locations of such information and make conforming changes throughout the registration statement, as appropriate.

Summary of Risks

9. Please revise the risk disclosures to clearly identify the risks that apply to the Underlying Funds' investments and strategies from those that relate to risks of direct investments by the Fund. Please note that certain risks faced by the Underlying Funds, in the aggregate, may be principal risks for the Fund.

10. Other Risks: Please consider including the following risk factors, as appropriate: Commodity, Concentration, Currency, Custody, and Short Sales.

11. Credit Risk (p. 7): Please revise the second sentence to describe the effect of a reduction in credit quality.

12. Derivatives Risk (p. 7): Please disclose that, to the extent the Underlying Fund's invest in derivatives that will be sold over the counter, the Fund will be exposed to counterparty risk. If the Fund intends to invest directly in derivatives, please make certain that the disclosures relating to the Fund's use of derivatives is consistent with guidance issued by the staff, as articulated in Barry Miller's letter to the Investment Company Institute (*See* Letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure (SEC), to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010).

13. Leverage Risk (p. 8): Please clarify that the Underlying Funds are not limited in the amount of leverage that they may incur.

14. Underlying Funds Risk (p. 9): Please reference performance fees in the disclosure. In addition, please consider including additional risks of investing in private funds such as limited operating history, lock-ups, gates, side-pockets, and in-kind distributions. In the second sentence, please replace "are not entitled to" with "are not afforded (or comparable wording)" and make conforming changes throughout the registration statement, as appropriate.

15. Investment Advisor, Sub-Advisors and Fees (p. 9): Please clarify whether the fees paid to the Sub-Advisors are paid out of the Advisors fees or separately charged to the Fund.

16. Closed-End Fund Structure (p. 10): Please clearly state that investors in the Fund will not be permitted to redeem their investment from the Fund outside of the Fund's limited repurchase program. Please also briefly describe any limitations on transferability of the Fund's shares.

17. Valuation (p. 11): Please clarify if the Fund will compute NAV as of the last business day of each calendar month-end and whether such NAV will be made available to investors. As the Fund has the flexibility to make direct investments, please include disclosures regarding the valuation of such direct investments.

Summary of Fund Expenses

18. <u>Sales Loads</u>: Footnote 1 to the fee table indicates that the Fund does not currently charge a sales load but that Selling Agents typically receive sales loads. Pursuant to Instruction 5 of Item 3 of Form N-2, please include the maximum sales load that may be charged by Selling Agents. Please make conforming changes throughout the registration statement and to the Expense Example, as appropriate.

19. <u>Maximum Repurchase Fee</u>: Footnote 2 to the fee table indicates that a Maximum Repurchase Fee of 2% will be charged to investors for shares tendered on or prior to the 12-month anniversary of their purchase. Please supplementally explain to the staff how charging this fee is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration to any other shareholder. *See* Guide 2, footnote 4, to Form N-2.

20. <u>Other Expenses</u>: Please supplementally confirm that "Other Expenses" includes interest and dividends paid on securities sold short.

21. <u>Interest on Payments of Borrowed Funds</u>: The disclosure in the registration statement indicates that the Fund may borrow money. If appropriate, please include an estimate of the expenses associated with such borrowing in the fee table under a caption "Interest Payments on Borrowed Funds." *See* Item 3.1 of Form N-2 and Instruction 8 thereto.

22. <u>Expense Example</u>: On page 14, in the paragraph under the Example, the disclosure suggests that the initial organizational and offering costs are not reflected in the Example. Please revise the Example to reflect such costs consistent with Instruction 11(a) to Item 3.1 of Form N-2.

Investment Objective, Policies and Strategies

23. <u>Other Information Regarding Investment Strategy</u> (p. 21):

　　a. The first paragraph in this section describes the type of temporary defensive investments the Fund may make during adverse market, economic or other conditions (*e.g.,* cash, cash equivalents or other short-term obligations). Please clarify that, given the illiquid nature of the Fund's investments in Underlying Funds, the Fund's ability to take defensive positions may be substantially limited.

　　b. In the second paragraph, the disclosure in the last sentence indicates that the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest. Please clarify the meaning of this statement, including the referenced securities.

　　c. In the last paragraph, please clarify the nature of the short-term strategies in which the Fund may engage.

Management of the Fund

24. Investment Adviser: On page 26, in the third paragraph under the referenced caption, please provide the periods covered by the relevant shareholder reports that will contain a discussion of the Board's basis for the approval of the Investment Management Agreement and the Sub-Advisory agreements.

Estimated Fund Expenses

25. On page 29, in the third paragraph, the disclosure indicates that the estimate of $440,000 in annual Fund operating expenses is based upon the anticipated size of the Fund. Please clarify the anticipated size of the Fund.

Repurchases and Transfers of Shares:

26. In the section on "Repurchases and Transfers of Shares": please include disclosure to the following effect:

    a. Under the repurchase procedures, shareholders will have to decide whether to request that the Fund repurchase their shares without the benefit of knowing the value of their shares on the repurchase date.

    b. There will be a substantial period of time between the date on which shareholders must submit a request to have their shares repurchased and the date by which they can expect to receive payment for their shares from the Fund.

    c. Shareholders whose shares are accepted for repurchase bear the risk that the Fund's net asset value may fluctuate significantly between the time that they submit their repurchase request and the repurchase date.

27. Please provide a detailed discussion of the "once per 24 month period" share repurchase requirement that is briefly discussed in the third paragraph on page 12.

28. On page 32, the disclosure indicates that, for the purposes of repurchases, shares will be valued as of the Valuation Date (*i.e.,* the first business day following the end of a calendar quarter). However, on page 11, adjacent to the caption "Valuation", the disclosure indicates that the Fund will value its shares [in the Underlying Funds] as of the last business day of each calendar month. Please address this inconsistency.

29. On page 33, in the second full paragraph, the disclosure describes the segregated account (Account) that is created once shares are tendered for repurchase. We note that amounts in the Account after the Valuation Date remain subject to investment risk which is borne by non-tendering shareholders. Effectively, this may result in dilution of the value of shares held by the non-tendering shareholders. Please discuss and disclose this risk to Fund investors.

SAI COMMENTS

30. **Concentration Policy**: On page 2, please add adjacent narrative disclosure confirming that the Fund will consider the concentration of underlying funds when determining compliance with the Fund's own concentration policies.

31. **Other Information About Determination of NAV** (pp. 7-8): If accurate, please include disclosure emphasizing the fact that substantially all or a significant amount of the Fund's investments will be Level 3 investments for the purposes of ASC 820.

32. **Portfolio Managers** (pp. 18-19): Please describe the structure of, and the method used to determine, the compensation of each portfolio manager as required by Item 21.2 of Form N-2.

33. Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act of 1940, as amended. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

34. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Portfolio's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6815.

Sincerely,

/s/ Keith A. Gregory

Keith A. Gregory
Senior Counsel